CONVERTIBLE PROMISSORY NOTE

"Principal": $_____	**Note Series: 2021**
Interest Rate: 5.00%	**"Effective Date": Last date of execution on**

FOR VALUE RECEIVED, Capsll, Inc., a Delaware corporation ("**Company**"), in accordance with the provisions of this convertible promissory note (this "**Note**"), promises to pay to the undersigned holder or permitted assign(s) ("**Noteholder**") (Company and Noteholder each a "**Party**" and collectively, the "**Parties**"), the Principal amount set forth above, together with Interest (as defined below). All unpaid Principal and Interest is due and payable upon request of the Majority Holders (as defined below) on or after May _____, 2023 (the "**Maturity Date**").

1.   **NOTE SERIES**. This Note is issued as part of a series of notes designated by the Note Series above (collectively, whether one or more, the "**Notes**") and may be issued in a series of multiple closings to certain persons and entities including Noteholder (collectively, whether one or more, the "**Holders**"). The Company shall maintain a ledger of all Holders. All payments of Interest and Principal shall be made pro rata among all Holders.

2.   **CONSIDERATION**. In consideration for the sale and issuance of this Note, Noteholder shall (i) complete, execute, and deliver to Company the investor questionnaire attached hereto and incorporated herein as **Exhibit A** (the "**Questionnaire**"), and (ii) pay and deliver to Company an amount equal to the Principal amount stated above (the "**Consideration**"). The delivery of (i) and (ii) above shall accompany the delivery of Noteholder's executed copy of this Note, and the Consideration shall be paid by wire transfer of immediately available funds in U.S. Dollars according to the wire and delivery instructions attached hereto as **Schedule 2**.

3.   **INTEREST RATE**. Simple Interest shall accrue on all outstanding Principal amounts under this Note at a rate equal to Five and 00/100 percent (5.00%) per annum for the period beginning on the Effective Date and extending until this Note is paid in full or converted in accordance with its terms ("**Interest**"). All Interest due hereunder, if any, shall be computed on the basis of the actual number of days during which any unpaid Principal balance is outstanding divided by a 365-day year.

4.   **CONVERSION AND REPAYMENT**.

(a)   Conversion upon a Qualified Financing. In the event the Company issues and sells shares of its equity securities ("**Equity Securities**") to investors (the "**Investors**") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (such as simple agreements for future equity)) (a "**Qualified Financing**"), then the outstanding Principal amount of this Note and any unpaid accrued Interest shall automatically convert in whole, without any further action by Noteholder, into the type of Equity Securities sold in the Qualified

Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.8, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (such as simple agreements for future equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding the foregoing, if the conversion price of the Notes as determined pursuant herein (the "**Conversion Price**") is less than the price per share at which Equity Securities are issued to Investors in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences, and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

(b)   Maturity Date Conversion. In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall, upon the election of the Majority Holders delivered at least thirty (30) days prior to the Maturity Date, convert as of the Maturity Date into shares of the Company's common stock, at a conversion price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (such as simple agreements for future equity)).

(c)   Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Noteholder in cash in an amount equal to the outstanding Principal amount of this Note plus any unpaid accrued Interest hereunder; *provided, however,* upon the written election of the Noteholder made not less than ten (10) days prior to the Change of Control, the Company shall convert the outstanding Principal balance of this Note and any unpaid accrued Interest into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Change of Control (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (such as simple agreements for future equity)). For purposes of this Note, a "**Change of Control**" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger, or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger, or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger, or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of Fifty percent (50%) of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property. Notwithstanding the foregoing, a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by Company or any successor, indebtedness of Company is cancelled or converted, or a combination thereof. Company shall give the Noteholder notice of a Change of Control not less than fifteen (15) days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this Section 4(c) in connection with a Change of Control is subject to any required tax withholdings, and may be made by Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(d)   Procedure for Conversion. In connection with any conversion of this Note into capital stock, Noteholder shall surrender this Note to Company and deliver to Company any documentation reasonably required by Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing, subject to any adjustment described above). Company is not required to issue or deliver the capital stock into which this Note may convert until Noteholder has surrendered this Note to Company and delivered to Company any such documentation.   Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which Noteholder would otherwise be entitled, the Company may, at its option, pay Noteholder cash equal to such fraction multiplied by the price at which this Note converts.

(e)   Interest Accrual. If a Change of Control or Qualified Financing is consummated, all Interest on this Note shall be deemed to have stopped accruing as of a date selected by Company that is up to ten (10) days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

5.   **REPRESENTATIONS AND WARRANTIES OF COMPANY**.

(a)   Organization; Good Standing and Qualification. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on Company or its business (a "**Material Adverse Effect**").

(b)   Corporate Power. Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. Company's Board of Directors (the "**Board**") has approved the issuance of this Note.

(c)   Authorization. All corporate action on the part of Company, the Board, and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "**Conversion Securities**"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, and issued in compliance with all applicable federal and state securities laws.

(d)   Governmental Consents. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority required on the part of Company in connection with issuance of this Note has been obtained or will be obtained in a timely manner.

(e)   Compliance with Laws. To its knowledge, Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, the violation of which would have a Material Adverse Effect.

(f)   Compliance with Other Instruments. Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture, or contract to which it is a party and by which it is bound or of any judgment, decree, order, or writ, other than such violation(s) that would not have a Material Adverse Effect. Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal, or similar rights, including any notice or offering periods provided for as part of any such rights, in order for Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause Company to offer or issue any securities of Company as a result of the consummation of the transactions contemplated hereunder.

(g)   No "Bad Actor" Disqualification. Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("**Disqualification Events**"). To Company's knowledge, no Company Covered Person is subject to a Disqualification Event. Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "**Company Covered Persons**" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (i) any Holder, or (i) any person or entity that is deemed to be an affiliated issuer of Company solely as a result of the relationship between Company and any Holder.

(h)   Offering. Assuming the accuracy of the representations and warranties of Noteholder contained herein and in the Questionnaire, and the accuracy of the representations and warranties of the other Holders contained in the other Notes and the questionnaires referenced therein, the offer, issuance, and sale of this Note and the Conversion Securities (collectively, the "**Securities**") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified or are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

(i)   Use of Proceeds. Company shall use the proceeds of this Note solely for the operations of its business, and not for personal, family, or household purpose.

6.   **REPRESENTATIONS, WARRANTIES, AND COVENANTS OF NOTEHOLDER**. Noteholder represents, warrants, and covenants, as applicable, to Company, as of the Effective Date, each of the following:

(a)   Purchase for Own Account. Noteholder is acquiring the Securities solely for Noteholder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the Securities, and does not presently have reason to anticipate a change in such intention.

(b)   Information and Sophistication. Without lessening or obviating the representations and warranties of Company set forth in Section 5 above, Noteholder hereby: (i) acknowledges that Noteholder has received all the information Noteholder has requested from Company and Noteholder considers necessary or appropriate for deciding whether to acquire the Securities, (ii) represents that Noteholder has had an opportunity to ask questions of and receive answers from Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given Noteholder, and (iii) further represents that Noteholder has such knowledge and experience in financial and business matters that Noteholder is capable of evaluating the merits and risk of this investment.

(c)   Ability to Bear Economic Risk. Noteholder acknowledges that investment in the Securities involves a high degree of risk, and represents that Noteholder is able, without materially impairing Noteholder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of Noteholder's investment. Noteholder understands that no public market exists for the Securities, and Company has made no assurances that a public market will ever exist for the Securities.

(d)   Further Limitations on Disposition. Without in any way limiting the other representations, warranties, and covenants set forth herein, Noteholder further agrees not to make any disposition of all or any portion of the Securities unless and until (i) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement, or (ii) Noteholder has notified Company of the proposed disposition and furnished Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by Company, Noteholder has furnished the Company with an opinion of counsel, reasonably satisfactory to Company, that such disposition will not require registration under the Act or any applicable state securities laws. Notwithstanding subsections (i)-(ii), no such registration statement or opinion of counsel will be necessary for a transfer by Noteholder to a partner (or retired partner) or member (or retired member) of Noteholder in accordance with partnership or limited liability company interests, or transfers by gift, will, or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Noteholder hereunder.

(e)   Accredited Investor Status. Noteholder is an "accredited investor" as such term is defined in Rule 501 under the Act, and all statements and information provided by Noteholder on the Questionnaire are true, accurate, and complete in all respects.

(f)   No "Bad Actor" Disqualification. Noteholder represents and warrants that neither (i) Noteholder nor (ii) any entity that controls Noteholder or is under the control of, or under common control with, Noteholder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to Company. Noteholder represents that Noteholder has exercised reasonable care to determine the accuracy of the representation made by Noteholder in this section, and agrees to notify Company if Noteholder becomes aware of any fact that makes the representation given by Noteholder hereunder inaccurate.

(g)   No Finding or Determination. Noteholder understands that no U.S. federal or state agency or any agency of any other jurisdiction has made any finding or determination as to the fairness of the terms of this Note, the Securities, or the Company.

(h)   Foreign Investors. If Noteholder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "**Code**")), Noteholder hereby represents that he, she, or it has satisfied himself, herself, or itself as to the full observance of the laws of Noteholder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (i) the legal requirements within Noteholder's jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Noteholder's subscription, payment for, and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Noteholder's jurisdiction.

(i)   Forward-Looking Statements. With respect to any forecasts, projections of results, and other forward-looking statements and information provided to Noteholder, Noteholder acknowledges that such statements were prepared based upon assumptions deemed reasonable by Company at the time of preparation. There is no assurance that such statements will prove accurate, and Company has no obligation to update such statements at any time or from time to time.

(j)   Authority. Noteholder has full power and authority (and, if Noteholder is an individual, the capacity) to enter into this Note and to perform all obligations required to be performed by Noteholder hereunder. This Note, when executed and delivered by Noteholder, will constitute Noteholder's valid and legally binding obligation, enforceable in accordance with its terms. If this Note is executed and delivered on behalf of a corporation or entity other than a natural person: (i) such corporation or other entity has the full legal right and power and all authority and approval required (A) to execute and deliver, or authorize execution and delivery of, this Note, (B) to purchase and hold the Note, and (C) to convert the Note into Securities and hold the same; and (ii) the signature of the person or party signing on behalf of such corporation or entity is binding upon such corporation or entity.

(k)   No General Advertisement. Noteholder is not purchasing this Note as a result of, or pursuant to, any advertisement, article, notice, or other generalized communication published in any newspaper, magazine, or similar media or broadcast over television or radio or presented at any seminar or meeting, or any other "general solicitation" as defined and promulgated under the Act and any other applicable federal and state laws and regulations. Noteholder has not, either directly or indirectly, including through a broker or finder, solicited offers for or offered or sold the Note by means of any form of general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Act. Noteholder acknowledges that neither Company nor any other person offered to sell the Note to Noteholder by means of any form of general solicitation or advertising within the meaning of Rule 502 of Regulation D under the Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Act.

7.   **APPLICATION OF PAYMENTS**. All payments hereunder shall be applied first (1st) to Interest, and then to the outstanding Principal balance hereof.

8.   **RELATIONSHIP**. The relationship of Company and Noteholder under this Note is solely that of borrower and lender.

9.   **PREPAYMENT**. This Note may be prepaid prior to the Maturity Date with the consent of the Company and of the Holders of a majority of the outstanding principal amounts of the Notes (the "**Majority Holders**").

10.   **EVENT OF DEFAULT**. Each of the following constitutes an "Event of Default" under this Note: (i) failure to meet an obligation to make a payment of Principal or Interest as may be required hereunder; provided, however, Noteholder shall provide Company written notice of such failure, and Company may cure such failure, and no Event of Default will have occurred, if Company makes such missed payment no later than fifteen (15) days following Company's receipt of such notice from Noteholder; or (ii) appointment of a receiver, liquidator, or trustee for Company or the filing of any petition in bankruptcy by or against Company, and, in the case of an action or petition in bankruptcy being filed against Company, any such action or petition being consented to by Company or not dismissed within ninety (90) days following its commencement or filing. Upon the occurrence of an uncured Event of Default, at the option and upon written notice to the Company from the Majority Holders, the entire unpaid Principal balance of this Note together with accrued but unpaid Interest hereon shall become immediately due and payable.

11.   **MISCELLANEOUS PROVISIONS**.

(a)   Further Assurances. Noteholder agrees and covenants that at any time and from time to time Noteholder will promptly execute and deliver to Company such further instruments and documents and take such further action as Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(b)   <u>Transfers of Notes</u>. This Note may be transferred by Noteholder only upon its surrender to Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Payments of Interest and Principal shall be paid solely to the registered holder of this Note, and such payment shall constitute full discharge of Company's obligation to pay such Interest and Principal.

(c)   <u>Market Standoff</u>. To the extent requested by Company or an underwriter of securities of Company, Noteholder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the initial public offering of the Company (the "**IPO**"), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by Noteholder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to One Hundred Eighty (180) days following the effective date of the registration statement of the IPO filed under the Securities Act. For purposes of this section, "**Company**" includes any wholly owned subsidiary of Company into which Company merges or consolidates. Company may place restrictive legends on the certificates representing the shares subject to this section and may impose stop transfer instructions with respect to the Securities and such other shares of stock of Noteholder and any transferee thereof (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Noteholder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third-party beneficiaries of this section and have the right, power, and authority to enforce the provisions of this section as though they were parties hereto.

(d)   <u>Amendment and Waiver</u>. Any term of this Note may be amended or waived with the written consent of both Company and Noteholder. In addition, any term of this Note may be amended or waived with the written consent of Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this section, such amendment or waiver will be effective as to, and binding against the Holders of, all of the Notes, including the Noteholder under this Note, and Company shall promptly give written notice thereof to Noteholder if Noteholder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(e)   <u>Governing Law</u>. This Note is governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

(f)   <u>Counterparts; Manner of Delivery</u>. This Note may be executed in counterparts, all of which together constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, or other applicable law) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(g)   <u>Binding Agreement</u>. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Note is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

(h)   <u>Titles and Subtitles</u>. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(i)   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not, then on the next business day, (iii) four (4) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a Party shall be sent to the Party's address set forth on the signature page hereto or at such other address(es) as such Party may designate by ten (10) days' advance written notice to the other Party hereto.

(j)   Expenses. Company and Noteholder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution, and delivery of this Note and the transactions contemplated herein.

(k)   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to Noteholder, upon any breach or default of Company under this Note, shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character by Noteholder of any breach or default under this Note, or any waiver by Noteholder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing, and all remedies, either under this Note, or by law or otherwise afforded to Noteholder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that Noteholder fails to remit the full Consideration to Company within five (5) calendar days of the date of this Note.

(l)   Entire Agreement. This Note, together with the schedules and exhibits hereto, constitutes the full and entire understanding and agreement between the Parties with regard to the subject hereof, and no Party shall be liable or bound to any other party in any manner by any representations, warranties, covenants, and agreements except as specifically set forth herein or in the Questionnaire.

(m)   Exculpation among Holders. Noteholder acknowledges that Noteholder is not relying on any person, firm, or corporation, other than Company and its officers and Board members, in making its investment or decision to invest in Company.

(n)   Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the Effective Date of this Note or hereafter incurred. "**Senior Indebtedness**" means, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking, or similar institutions and their affiliates that sometimes engage in lending activities but are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes, or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(o)   Broker's Fees. Each Party represents and warrants that no agent, broker, investment banker, person, or firm acting on behalf of or under the authority of such Party is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each Party further agrees to indemnify the other Party for any claims, losses, or expenses incurred by such other Party as a result of the representation in this section being untrue.

[*Signatures on following pages*]

IN WITNESS WHEREOF, Company has duly signed this Note effective and binding upon the Parties hereto as of the Effective Date first above written.

COMPANY:

Capsll, Inc.
a Delaware corporation

By: _____

Name: _____Clinton Davis_____

Title: _____Chief Executive Officer_____

Address: _____

_____

Email: _____

Date _____

IN WITNESS WHEREOF, Noteholder has duly signed this Note effective and binding upon the Parties hereto as of the Effective Date first above written.

NOTEHOLDER:

_____

a/an _____

By: _____   _____

Name: _____   Date

Title: _____

Address: _____

_____

Email: _____

Schedule 2

Wire and Delivery Instructions

Exhibit A

Investor Questionnaire

[See attached]